August 5, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Pamela Long Assistant Director Office of Manufacturing and Construction Division of Corporation Finance

Re:	Universal Stainless & Alloy Products, Inc. Registration Statement on Form S-3 (No. 333-212064) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Universal Stainless & Alloy Products, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective under the Securities Act at 4:00 p.m., Eastern Time, on Tuesday, August 9, 2016, or as soon as practicable thereafter.

Additionally, the Company hereby acknowledges the following:

(i)	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Division of Corporation Finance

August 5, 2016

If you have any questions regarding this request, please contact the undersigned at (412) 257-7662. Thank you for your attention to this matter.

Very truly yours,

By:	/s/ Ross C. Wilkin
Ross C. Wilkin
Vice President of Finance,
Chief Financial Officer and Treasurer